January 22, 2010

Mail Stop 3010

Mr. Stephen B. Waters
Senior Director
Shelter Properties V Limited Partnership
55 Beattie Place, PO Box 1089
Greenville, SC 29602

> **Re: Shelter Properties V Limited Partnership**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **Filed March 27, 2009**
> **File No. 000-11574**

Dear Mr. Waters:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jessica Barberich
                        Assistant Chief Accountant